Exhibit 2.3

Description of Securities

The American Depositary Shares (“ADSs”), each representing 50 H Shares of par value RMB 1.00 per share (the “H Shares”) of China Southern Airlines Company Limited (“we,” “our,” “our company,” or “us”) are listed and traded on the New York Stock Exchange and, in connection with this listing (but not for trading), the H Shares are registered under Section 12(b) of the Exchange Act. This summary contains a description of the rights of (i) the holders of H Shares and (ii) ADS holders. H shares underlying the ADSs are held by Bank of New York Mellon, as depositary, and holders of ADSs will not be treated as holders of H shares.

Description of H Shares

The following is a summary of material provisions of our currently effective restated and amended articles of association (the “Articles of Association”), as well as the applicable PRC laws and regulations, insofar as they relate to the material terms of our H shares. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire Articles of Association, which has been filed with the Securities And Exchange Commission (the “SEC”) as an exhibit to our annual report on Form 20-F for the financial year ended December 31, 2019 (the “Form 20-F”).

Type and Class of Securities (Item 9.A.5 of Form 20-F)

Each H share has RMB1.00 par value. The number of H shares that has been issued as of the last day of the financial year ended December 31, 2019 is provided on the cover of the Form 20-F. Our H Shares may be held in either certificated or uncertificated form.

Preemptive Rights (Item 9.A.3 of Form 20-F)

Our shareholders do not have preemptive rights.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

Not applicable.

Rights of Other Types of Securities (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of H Shares (Item 10.B.3 of Form 20-F)

See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Information” and “Item 10. Additional Information — B. Memorandum and Articles of Association-Ordinary Shares” of the Form 20-F.

Action Necessary to Change the Rights of Holders of H Shares (Item 10.B.4 of Form 20-F)

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Action Necessary to Change Rights of Shareholders” of the Form 20-F.

Limitations on the Rights to Own H Shares (Item 10.B.6 of Form 20-F)

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Limitation on the Rights to Own Securities” and “Item 10. Additional Information — D. Exchange Controls” of the Form 20-F.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Merger, Acquisition or Corporate Restructuring” of the Form 20-F.

Ownership Threshold (Item 10.B.8 of Form 20-F)

The Articles of Association do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Shareholders will, however, be required to disclose shareholder ownership in accordance with the applicable securities laws, regulations and listing rules where the securities of the Company are listed.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

Company Law of the People’s Republic of China (the “Company Law”) differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Company Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Cumulative Voting.

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.

Under the Company Law, companies are encouraged to use cumulative voting for elections of directors. Our Article of Association provides that we shall promote cumulative voting for election of directors other than directors elected by employees.

Transactions with Interested Shareholders.

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the corporation’s outstanding voting shares within the past three years. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

Under the Company Law and our Article of Association, we are permitted to engage in related party transactions, provided that such transactions are entered into on arm’s length basis. We are required to execute written agreements for related party transactions, and consider and disclose such transactions in accordance with the applicable laws and our Article of Association.

Amendment of Governing Documents.

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Company Law and our Articles of Association, our Articles of Association may be amended by a special resolution of our shareholders.

Quorum for a Meeting of Shareholders.

Under the Delaware General Corporation Law, the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify quorum for a meeting of shareholders, but in no event shall a quorum consist of less than 1/3 of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than 1/3 of the shares of such class or series or classes or series.

The Company Law does not specify the quorum for a meeting of shareholders. Under our Article of Association, a general meeting of shareholders may be held only if the shareholders who intend to attend the meeting represent more than 1/2 of the shares entitled to vote at the meeting; or if not, we shall provide publication of notice to shareholders again of the matters to be considered, the place and date for the meeting, after such notice we may hold the meeting.

Weighted voting scheme.

Under the Delaware General Corporate Law, a corporation may adopt weighted voting scheme, where certain shareholders may be entitled to more than one vote for each share of capital stock held by such shareholder, in its certificate of incorporation.

The Company Law provided that the shares of the same class shall have the same rights and privileges, including voting rights.

For differences in corporate governance, see “Item 16G — Corporate Governance” of the Form 20-F.

Debt Securities (Item 12.A of Form 20-F)

Not applicable.

Warrants and Rights (Item 12.B of Form 20-F)

Not applicable.

Other Securities (Item 12.C of Form 20-F)

Not applicable.

Description of American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

The Bank of New York Mellon, as depositary, issues and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents 50 H shares (or a right to receive 50 H shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS also represents any other securities, cash or other property which maybe held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities.

The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other securities intermediary that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other securities intermediary to assert the rights of ADS holders described in this section. You should consult with your securities intermediary to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. PRC law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. The deposit agreement has been filed with the SEC under cover of a registration statement on Form F-6.

Dividends and Other Distributions

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to Receive Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

You may surrender the ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. The depositary will try, as far as practical, subject to any applicable provision of PRC law and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

 Changes Affecting Deposited Securities

If there is any change in the deposited securities such as a split-up, consolidation or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting us of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those new securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold those new securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell those new securities and distribute the net proceeds upon surrender of the ADSs. If depositary will continue to hold the new securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, cable, telex or facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 30 days before the termination date. At any time after the expiration of four months from termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADSs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement. If we or the depositary were to oppose a jury trial demand based on the waiver, the court would determine whether the waiver is enforceable based on the facts and circumstances of that case in accordance with applicable law.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying the ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the Depositary to the Owners entitled thereto. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.